

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 6, 2011

Mazen Kouta
President
First American Group Inc.
11037 Warner Ave, Suite 132
Fountain Valley, CA 92708

Re: First American Group Inc.
Registration Statement on Form S-1
Filed December 10, 2010
File No. 333-171091

Dear Mr. Kouta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are a development stage company with limited assets and an expectation for continuing ongoing losses from operations over the near term. Please review Rule 419 of Regulation C and either revise your disclosure throughout the registration statement to comply with the disclosure and procedural requirements of Rule 419 or provide us with an explanation of why Rule 419 does not apply.

Prospectus Cover Page

2. Clearly highlight throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

   • Has not received enough proceeds from the offering to begin operations; and

- Has no market for its shares.

3. Please revise the proceeds table on the prospectus cover page to also disclose the amount of proceeds to the company if 10% and 50% of the shares being offered are sold.

4. Please disclose a time period after which the offering will terminate.

5. Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Prospectus Summary, page 3

6. Disclose whether the company, the company's officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

7. We note your statement that you anticipate that your operations will begin to generate revenue approximately 18 to 24 months following the date of your prospectus. Please expand the disclosure here and in your Management's Discussion and Analysis to clarify whether your expectation is based on the assumption that you sell 100% of the securities offered for sale by the company. In addition, please disclose when you anticipate that your operations would begin to generate revenues if you sold less than a 100% of the securities offered for sale in this offering. Clarify what level of revenues you expect and whether you expect your revenues will exceed your costs. Discuss the variables that will impact your revenues, such as number of customers, the likelihood that your initial customers will be paying, the amount and types of advertising, and the types of advertising you expect to secure at the beginning without a customer base. Discuss the expected capacity of your VoIP telephone system at your various development stages.

8. We note that on page 9 you state that shares in this offering will be sold only to friends, family and acquaintances, and all outstanding shares of the company are currently held by your founders. Therefore, a public market for the company's securities does not appear likely. Expand to discuss in greater detail why the company is publicly offering its shares. We note that the expenses of the offering are approximately 25% of the total offering proceeds.

Risk Factors, page 5

9. Overall, we note that certain of your risk factors do not appear to reflect that you are a development stage business that has not yet commenced operations. For example, the risk factor "We currently have no customers and success depends on our ability to develop a customer base" refers to "revenues from existing customers." In addition, the risk factor "Our potential customers will require a high degree of reliability in the

delivery of our services…" refers to a "network access agreement" with a service provider. Please review and revise your risk factor disclosure to ensure that it reflects risks that are specific to your business.

10. Please provide risk factor disclosure regarding the apparent lack of experience of your officers and directors in running a public company that is reporting company with the Securities and Exchange Commission.

We have yet to earn revenue and our ability to sustain our operations…, page 5

11. We note your statement that if you are successful in raising funds from this offering you plan to commence activities to raise the funds required for your development program. However, on pages 15-16, you state that the proceeds from this offering will be used for development of your business over the next twelve months and you do not disclose that additional funds are required for your development program. Pursuant to paragraph 4 of Instructions to Item 504, you are required to disclose the material amounts of other funds necessary to accomplish the specified purposes for with the proceeds are to be obtained, including the amounts and sources of such other funds, in your discussion of the use of proceeds. To the extent you need to raise additional funds for your development program, please describe your development program and how it relates to the development of your business over the next twelve months. In addition, disclose the amount and anticipated sources of such funds for your development program here and in the "Use of Proceeds" and `"Description of Business" sections of your prospectus.

Directors, Executive Officers, Promoter and Control Persons, page 25

Involvement in Certain Legal Proceedings, page 26

12. Please revise your disclosure to clarify whether your officers, directors or promoters have been involved in any such legal proceedings during the last ten years.

Plan of Distribution, page 28

13. You disclose in the last sentence of the first paragraph on page 28 that, "sales by the Company must be made at the fixed price of $0.10 until a market develops for the stock." As you are not eligible to conduct an at-the-market offering, please revise this disclosure to clarify that you are offering the shares at a fixed price of $0.10 for the duration of the offering.

Undertaking, II-1

14. Please provide the undertakings in Item 512(a)(6) or explain why such undertakings are not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Fax: Thomas Puzzo, Esq
      (206) 260-0111